Exhibit 99.1

Ossen Innovation Announces Resignation of Chief Financial Officer

SHANGHAI, Dec. 30, 2016 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that its Chief Financial Officer (“CFO”), Mr. Feng Peng, has resigned from the Company, effective December 31, 2016, to pursue other opportunities. Mr. Peng’s resignation is not related to any issues regarding financial disclosures or accounting matters. Mr. Wei Hua, Chief Executive Officer of the Company will act as interim CFO during the transition and search period for a new CFO.

Dr. Liang Tang, Chairman of Ossen Innovation, said, "On behalf of the Company, I want to thank Feng for his many contributions to Ossen Innovation during his almost four years with us.  Feng is well-liked and respected by everyone throughout the Company and will be truly missed. I wish him all success in his future endeavors."

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. Furthermore, there can be no assurance that the Acquisition and the Spin-Off Transaction will be completed as proposed or at all.  Both the Acquisition and the Spin-off Transaction would be subject to the satisfaction of various closing conditions.  Furthermore, even in the event that such transactions are completed, there can be no assurance that such transactions will be completed on the same terms as those described above. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Investor Relations:
Weitian Group LLC
Phone: +1-732-910-9692
Email: tony.tian@weitian-ir.com